Filed by Eaton Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cooper Industries plc; Eaton Corporation

Filer’s SEC File No.: 1-1396

Date: May 22, 2012

For Electrical Sales Associates

Talking points relative to the agreement to acquire Cooper Industries

As of May 21, 2012

On May 21st, Eaton announced the agreement to acquire Cooper Industries, a global electrical equipment manufacturer. The acquisition allows Eaton to significantly expand its ability to better meet customer demand for critical power management technologies in addressing the world’s growing energy needs.

Cooper provides a wide range of complementary products to our Eaton offerings, including electrical protection, power transmission and distribution, lighting and wiring products and hazardous-duty and explosion-proof equipment. It also brings a global footprint to support Eaton’s continued growth as a global integrated power management company focused on one of the most challenging megatrends of our time: the rising costs and increasing environmental impact of the world’s growing energy use.

We expect the acquisition to be completed in the second half of 2012 and the integration of this business within Eaton will take place over several years.

You may be asked by Eaton’s customers about this news, and this document outlines some talking points that you can use. In all cases please keep in mind the following:

•

We are at a very early stage of this transaction and considerable time will be required to achieve regulatory and other approvals. Until those approvals have been received, we must be careful to ensure the independent operations of our two companies.

•	It is critical that you do not speculate about this transaction beyond the talking points outlined below.

•

Do not engage in any conversations with Cooper employees, under any circumstances. Until the closing date we are still two independent companies and we want to ensure that both companies continue to operate effectively and efficiently.

•

Please don’t speculate with our customers and channel partners about expected benefits of this transaction beyond the talking points below. Until the acquisition is completed and our joint integration teams have had the opportunity to meet, we are not in a position to comment further on synergies of the combined businesses beyond what is available on JOE.

Talking Points:

•	Eaton announced on May 21st that we have reached agreement to acquire Cooper Industries.

•	We are excited about the possibilities and opportunities this acquisition will give us.

•

It will broaden the electrical solutions for our customers and channel partners by moving Eaton upstream into utility distribution, grid automation and smart grid and, at the same time, downstream into lighting, lighting controls and wiring devices.

•	It provides a wider base for our service business.

•

We expect the acquisition to be completed in the latter half of 2012 and the integration of this business within Eaton will take place over two to three years. Cooper will become part of Eaton’s electrical business.

•	For now, it is absolutely “business as usual” from every aspect. We intend to continue to be your best supplier.

If any additional questions are asked, your response should be:

I don’t have any more information at this time. As more becomes available I will look forward to sharing it with you.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Will Be Filed With The SEC

A registration statement on Form S-4 will be filed that will include the Joint Proxy Statement of Eaton Corporation (“Eaton”) and Cooper Industries plc (“Cooper”) that also constitutes a Prospectus of Eaton Global Corporation Plc* (“Eaton Global Plc”). Eaton and Cooper plan to mail to their respective shareholders (and to Cooper Equity Award Holders for information only) the Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. Investors and shareholders are urged to read the Joint Proxy Statement/Prospectus (including the Scheme) and other relevant documents filed or to be filed with the SEC carefully when they become available because they will contain important information about Eaton, Cooper, Eaton Global Plc, the transactions and related matters. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by Eaton Global Plc, Eaton and Cooper through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Eaton and Eaton Global Plc with the SEC by contacting Don Bullock from Eaton by calling (216) 523-5127, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Cooper by contacting Cooper Investor Relations at c/o Cooper US, Inc., P.O. Box 4466, Houston, Texas 77210 or by calling (713) 209-8400.

Participants in the Solicitation

Cooper, Eaton and Eaton Global Plc and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of Cooper and Eaton in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Cooper and Eaton in connection with the proposed transactions, including a description of their director or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Cooper’s directors and executive officers is contained in Cooper’s Annual Report on Form 10-K for the year ended December 31, 2011 and its Proxy Statement on Schedule 14A, dated March 13, 2012, which are filed with the SEC. Information regarding Eaton’s directors and executive officers is contained in Eaton’s Annual Report on Form 10-K for the year ended December 31, 2011 and its Proxy Statement on Schedule 14A, dated March 16, 2012, which are filed with the SEC.

*	Expected name, or a variant thereof.

Forward-Looking Statements

This presentation may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning Eaton, Eaton Global Plc, the acquisition and other transactions contemplated by the Transaction Agreement, our acquisition financing, our long-term credit rating and our revenues and operating earnings. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Eaton or Eaton Global Plc, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside of our control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include adverse regulatory decisions; failure to satisfy other closing conditions with respect to the Acquisition; the risks that the new businesses will not be integrated successfully or that we will not realize estimated cost savings and synergies; our ability to refinance the bridge loan on favorable terms and maintain our current long-term credit rating; unanticipated changes in the markets for our business segments; unanticipated downturns in business relationships with customers or their purchases from Eaton; competitive pressures on our sales and pricing; increases in the cost of material, energy and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; new laws and governmental regulations. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business described in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC. We do not assume any obligation to update these forward-looking statements.

No statement in this presentation is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Eaton.

Statement Required By The Takeover Rules

The directors of Eaton Corporation accept responsibility for the information contained in this communication. To the best knowledge and belief of the directors of Eaton Corporation (who have taken all reasonable care to ensure such is the case), the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.